2710 Wycliff Road
Raleigh, North Carolina 27607-3033
Telephone (919) 783-4603
Facsimile (919) 783-4535
Email roselyn.bar@martinmarietta.com

Roselyn R. Bar
Senior Vice President, General Counsel
and Corporate Secretary
May 25, 2011
BY EDGAR
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:      Martin Marietta Materials, Inc.
Dear Mr. Schwall:
In connection with your letter to Ms. Anne H. Lloyd, Chief Financial Officer of Martin Marietta Materials, Inc. dated May 19, 2011, and as requested by Ms. Suying Li of your office in her telephone conversation with Mr. Guy Brooks, Managing Attorney-Aggregates of this company on this date, this letter is to confirm our receipt of your letter and our intent to provide responses to your letter no later than June 15, 2011.
Very truly yours,
Roselyn R. Bar

cc:	Suying Li Ethan Horowitz